Exhibit 97.1
CFC ORGANIZATION POLICY
_____________________________________________

SECTION: Executive Committee	Number: 2.15
SUBJECT: Clawback Policy	Date: 10/05/2023

I.PURPOSE

The CFC Board of Directors (the “Board”) believes that it is in the best interests of the Company and its members to create and maintain a culture that emphasizes integrity and accountability. The Board has therefore adopted this policy which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws (the “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”).

II.OPERATING PARAMETERS

A. Covered Parties
This Policy applies to the Company's current and former executive officers, as determined by the Board in accordance with Section 10D of the Exchange Act and the listing standards of the New York Stock Exchange on which the Company's debt securities are listed (“Covered Executives”). For the avoidance of doubt, the term Covered Executives includes all Executive Leadership Team members, the Vice President and Controller or anyone holding equivalent positions within the Company. This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

B. Recoupment; Accounting Restatement
In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance with any financial reporting requirement under the securities laws promulgated by the Securities and Exchange Commission, the Board will require reimbursement or forfeiture of any excess Incentive Compensation (as defined below) received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement. Any reimbursement will occur reasonably promptly following preparation of an accounting restatement.

C.Incentive Compensation
For purposes of this Policy, Incentive Compensation means payments to the Covered Executives pursuant to CFC’s Annual Incentive Plan and any other incentive compensation which is based in whole or in part on the attainment of a financial reporting measure.

Policy 2.15
10/05/23

Examples of financial reporting measures include net interest yield, debt to equity, operating expenses, and loans outstanding.

D.Excess Incentive Compensation: Amount Subject to Recovery
The amount to be recovered will be the excess of the Incentive Compensation paid to the Covered Executive based on the erroneous data over the Incentive Compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by the Board.
If the Board cannot determine the amount of excess Incentive Compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement.

E.Method of Recoupment
The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation:
(a) requiring reimbursement of cash Incentive Compensation previously paid;
(b) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive; and/or
(c) taking any other remedial and recovery action permitted by law, as determined by the Board.

F.No Indemnification
The Company shall not indemnify any Covered Executive against the loss of any incorrectly awarded Incentive Compensation.

G.Interpretation
The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company's securities are listed.

H.Other Recoupment Rights
The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any

Policy 2.15
10/05/23

similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

I.Impracticability
The Board shall recover any excess Incentive Compensation in accordance with this Policy unless such recovery would be impracticable, as determined by the Board in accordance with Rule 10D-1 of the Exchange Act and the listing standards of the national securities exchange on which the Company's securities are listed.

III.AUTHORITIES DELEGATED TO MANAGEMENT

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee, in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals

IV.AUTHORITIES RETAINED FOR BOARD APPROVAL OR ACTION

Revisions to this policy are reserved for the Board of Directors in their discretion. The Board shall amend this policy as it deems necessary to reflect final regulations adopted by the Securities and Exchange Commission under Section 10D of the Exchange Act and to comply with any rules or standards adopted by a national securities exchange on which the Company’s securities are listed. The Board may terminate this Policy at any time.

V.REPORTING REQUIREMENTS

There shall be no exceptions to this policy. Any application of this policy shall be documented in a memorandum and presented to the full Board of Directors to be entered into the minutes at the next regularly scheduled meeting.

VI.BOARD ESTABLISHMENT OF POLICY

The policy was established by the Board of Directors at its meeting October 5, 2023 and shall be effective as of this date, (pages 12 and 13 of the Minutes). This Policy shall apply to Incentive Compensation that is approved, awarded or granted to Covered Executives on or after this date.

APPROVED:	/s/ David E. Felkel
President